SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number  0-18954

                            NOTIFICATION OF LATE FILING


(Check One):   {_} Form 10-K and Form 10-KSB    {_} Form 11-K    {_} Form 20-F
               {X} Form 10-Q and 10-QSB         {_} Form N-SAR

               For Period Ended:  September 30, 2000

        {_}  Transition Report on Form 10-K
        {_}  Transition Report on Form 20-F
        {_}  Transition Report on Form 11-K
        {_}  Transition Report on Form 10-Q
        {_}  Transition Report on Form N-SAR

        For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: ODYSSEY PICTURES CORPORATION


Former Name if Applicable _______________________________


Address of Principal Executive Office (Street and Number): 1601 ELM STREET

City, State and Zip Code:  DALLAS, TEXAS  75201



                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, 10-QSB N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


     During the fiscal year ended June 30, 2000, there occurred several changes in the composition of the Board of Directors and executive management of Registrant, resulting in significant delays in the preparation of the financial information necessary for the Quarterly Report on Form 10-Q. As a result, such Report could not be filed on the prescribed due date without unreasonable effort or expense.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       HOWARD J. KERKER                                   (212)758-0700
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        (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). It is anticipated that the Annual Report on Form 10-K for the fiscal year ended June 30, 2000 will be filed on or before November 20, 2000.
                                 { } Yes {X} No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 {_} Yes {X} No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                          ODYSSEY PICTURES CORPORATION
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 10, 2000             By:  /s/ Johan Schotte
                                    --------------------------------------
                                     Johan Schotte
                                     Chief Executive Officer





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